Exhibit 99.3

ANNUAL GENERAL MEETING APRIL 14, 2017 AGENDA AND EXPLANATORY NOTES

AGENDA

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF FIAT CHRYSLER AUTOMOBILES N.V. (THE “COMPANY”) TO BE HELD ON FRIDAY, APRIL 14, 2017 AT 12:00 NOON CEST AT RADISSON BLU HOTEL AMSTERDAM AIRPORT, BOEING AVENUE 2, 1119 PB SCHIPHOL-RIJK, THE NETHERLANDS.

1.	OPENING

2.	ANNUAL REPORT 2016

a. Report of the Board of Directors for the financial year 2016 (discussion)

b. Implementation of the remuneration policy in 2016 (discussion)

c. Policy on additions to reserves and on dividends (discussion)

d. Adoption of the 2016 Annual Accounts (voting)

e. Granting of discharge to the directors in respect of the performance of their duties during the financial year 2016 (voting)

3.	APPOINTMENT OF THE EXECUTIVE DIRECTORS

a. Re-appointment of John Elkann (voting)

b. Re-appointment of Sergio Marchionne (voting)

4.	APPOINTMENT OF THE NON-EXECUTIVE DIRECTORS

a. Re-appointment of Ronald L. Thompson (voting)

b. Re-appointment of Andrea Agnelli (voting)

c. Re-appointment of Tiberto Brandolini d’Adda (voting)

d. Re-appointment of Glenn Earle (voting)

e. Re-appointment of Valerie A. Mars (voting)

f. Re-appointment of Ruth J. Simmons (voting)

g. Appointment of Michelangelo A. Volpi (voting)

h. Re-appointment of Patience Wheatcroft (voting)

i. Re-appointment of Ermenegildo Zegna (voting)

5.	AMENDMENT REMUNERATION POLICY FOR THE BOARD OF DIRECTORS (VOTING)

6.	APPOINTMENT OF THE INDEPENDENT AUDITOR

Proposal to appoint Ernst & Young Accountants LLP as the independent auditor of the Company (voting)

7.	DELEGATION TO THE BOARD OF DIRECTORS OF THE AUTHORITY TO ACQUIRE COMMON SHARES IN THE CAPITAL OF THE COMPANY (VOTING)

8.	EXPLANATION OF THE PROPOSAL TO DEMERGE FROM THE COMPANY THE INTEREST TO BE HELD IN GRUPPO EDITORIALE L’ESPRESSO S.P.A. (IN EXCHANGE FOR THE INTEREST IN ITALIANA EDITRICE S.P.A.) (DISCUSSION)

9.	PROPOSAL TO DEMERGE FROM THE COMPANY THE INTEREST TO BE HELD IN GRUPPO EDITORIALE L’ESPRESSO S.P.A. IN ACCORDANCE WITH THE DEMERGER PROPOSAL (VOTING)

Resolution in accordance with Section 2:334m of the Dutch Civil Code to effect a demerger from the Company as set forth in Title 7 of Book 2 of the Dutch Civil Code (“Demerger”), as a consequence whereof all shares in Gruppo Editoriale L’Espresso S.p.A. to be held by the Company will transfer to InterimCo B.V. under universal title of succession in accordance with the demerger proposal dated March 3, 2017 between the Company and InterimCo B.V. (the “Demerger Proposal”).

10.	CLOSE OF MEETING

EXPLANATORY NOTES TO THE AGENDA

Item 1: Opening

The chairperson of the meeting will open the Annual General Meeting of Shareholders.

Item 2: Annual Report 2016

2a. Report of the Board of Directors for the financial year 2016 (discussion)

The Report on Operations is contained in the Company’s Annual Report 2016. For further details please refer to the “Report on Operations” section of the Annual Report.

2b    Implementation of the remuneration policy in 2016 (discussion)

The director’s remuneration report for 2016 is contained in the Company’s Annual Report. For further details on the remuneration of the Company’s directors please refer to the “Remuneration of Directors” section of the Annual Report.

2c    Policy on additions to reserves and on dividends (discussion)

Subject to the adoption of the 2016 Annual Accounts (including the consolidated and statutory financial statements) by the General Meeting of Shareholders and in accordance with article 23.3 of the articles of association of the Company, the Board of Directors has declined to recommend a dividend payment on the Company’s common shares and determined the full amount of profits shown in the Company’s 2016 Annual Accounts shall be reserved in order to further fund capital requirements of the Group’s five-year business plan presented on May 6, 2014 (the “Business Plan”).

Dividend Policy

The share capital of Company consists of common shares and special voting shares.

Common shares

For the purpose of supporting and facilitating the Business Plan, it is not envisaged that during aforementioned period dividends or other distributions will be paid by the Company to its shareholders, provided that distributions may be considered if the results in that period exceed the current expectations.

Special voting shares

The holders of special voting shares are not entitled to any distributions, but pursuant to the Company’s articles of association, from any amount of profits not reserved by the Board of Directors, a nominal dividend amount is allocated to a separate special dividend reserve for the benefit of the holders of special voting shares (the “Special Dividend Reserve”). The Company has no intention to propose any distribution from the Special Dividend Reserve.

2d    Adoption of the 2016 Annual Accounts (voting)

The Company’s 2016 Annual Accounts have been drawn up by the Board of Directors and audited by Ernst & Young Accountants LLP, the Netherlands, who have issued an unqualified opinion. It is proposed that the 2016 Annual Accounts be adopted by the General Meeting of Shareholders.

2e Granting of discharge to the directors in respect of the performance of their duties during the financial year 2016 (voting)

The General Meeting of Shareholders is requested to grant discharge to the executive directors in respect of the performance of their management duties as such management is apparent from the financial statements or otherwise disclosed to the General Meeting of Shareholders prior to the adoption of the 2016 Annual Accounts and to grant discharge to the non-executive directors in respect of the performance of their non-executive duties as such performance is apparent from the financial statements or otherwise disclosed to the General Meeting of Shareholders prior to the adoption of the 2016 Annual Accounts.

Item 3: Appointment of the executive directors

3a    Re-appointment of John Elkann (voting)

3b    Re-appointment of Sergio Marchionne (voting)

Article 14.3 of the articles of association of the Company determines that the term of office of the executive directors will expire on the day the first annual General Meeting of Shareholders is held in the following calendar year, while also allowing the annual re-appointment of its executive directors. Both executive directors are eligible and have stated their willingness to accept a re-appointment.

The proposed composition of the Board of Directors complies with the applicable best practice provisions of the Dutch Corporate Governance Code in respect of the required independency of the directors and the Board of Directors believes that each of the executive directors seeking re-appointment at the Annual General Meeting of Shareholders continues to contribute significantly to the Company and to perform its duties effectively, and that they each demonstrate commitment to their respective roles in the Company. Accordingly, the Board of Directors recommends the shareholders the re-election of John Elkann and Sergio Marchionne for another annual term as executive directors.

The relevant biographical details and curriculum vitae of each nominee is available for inspection at the offices of the Company as well as on the Company’s website (www.fcagroup.com).

Item 4: Appointment of the non-executive directors

4a.	Re-appointment of Ronald L. Thompson (voting)

4b.	Re-appointment of Andrea Agnelli (voting)

4c.	Re-appointment of Tiberto Brandolini d’Adda (voting)

4d.	Re-appointment of Glenn Earle (voting)

4e.	Re-appointment of Valerie A. Mars (voting)

4f.	Re-appointment of Ruth J. Simmons (voting)

4g.	Appointment of Michelangelo A. Volpi (voting)

4h.	Re-appointment of Patience Wheatcroft (voting)

4i.	Re-appointment of Ermenegildo Zegna (voting)

Article 14.3 of the articles of association of the Company determines that the term of office of the non-executive directors will expire on the day the first annual General Meeting of Shareholders is held in the following calendar year, while also allowing the annual re-appointment of its non-executive directors.

The Board of Directors believes that the contribution and performance of each of the non-executive directors continue to be effective, and that they each demonstrate commitment to their respective roles in the Company. Although all nine non-executive directors were eligible for re-appointment, the Board of Directors regretted that Stephen M. Wolf decided not to stand for another election after several years of dedicated contribution. Upon the recommendation of the Governance and Sustainability Committee, the Board of Directors recommends to the shareholders the re-appointment of Ronald L. Thompson, Andrea Agnelli, Tiberto Brandolini d’Adda, Glenn Earle, Valerie A. Mars, Ruth J. Simmons, Patience Wheatcroft and Ermenegildo Zegna, who have stated their willingness to accept a re-appointment as non-executive directors, and the appointment of Michelangelo A. Volpi as non-executive director. The following candidates were assessed by the Board of Directors as independent pursuant to both the New York Stock Exchange Listing Standards and the Dutch Corporate Governance Code: Ronald L. Thompson, Glenn Earle, Valerie A. Mars, Ruth J. Simmons, Michelangelo A. Volpi, Patience Wheatcroft and Ermenegildo Zegna.

The relevant biographical details and curriculum vitae of each nominee is available for inspection at the offices of the Company as well as on the Company’s website (www.fcagroup.com).

Item 5: Amendment remuneration policy for the Board of Directors (voting)

Pursuant to Dutch law the remuneration of the Board of Directors is to be determined with due observance of a remuneration policy adopted by the General Meeting of Shareholders. At the recommendation of its Compensation Committee, the Board of Directors proposes to partially amend the Remuneration Policy of the Board of Directors by introducing the principle that Non-Executive Directors are paid in cash. Nonetheless, the Board of Directors, upon recommendation of the Compensation Committee, may determine that the retainer fee may be converted, in whole or in part, into shares of the Company upon payment. An amended version of this Remuneration Policy is available as meeting material.

Item 6: Appointment of the Independent Auditor

Proposal to appoint Ernst & Young Accountants LLP as the independent auditor of the Company (voting)

Pursuant to article 21 of the articles of association of the Company, the General Meeting of Shareholders has the authority to appoint the independent auditor that will conduct the audit of the financial statements. The Audit Committee has reviewed the performance of the independent auditors and the effectiveness of the audit. Based on such review the Audit Committee has recommended the re-appointment of Ernst & Young Accountants LLP as independent auditors of the Company until the 2018 Annual General Meeting of Shareholders. The Board of Directors concurs with the Audit Committee’s recommendation and submits to the shareholders the proposal to reappoint Ernst & Young Accountants LLP as independent auditors of the Company until the 2018 Annual General Meeting of Shareholders.

Item 7: Delegation to the Board of Directors of the authority to acquire common shares in the capital of the Company (voting)

The Board of Directors believes that it is advantageous for the Company to have the flexibility to acquire own common shares, inter alia, to ensure coverage of equity-based incentive plans by the Company and to enable the Board of Directors to carry out share buy-back programs if the Board of Directors considers such buy-back would increase earnings per share and be in the best interests of the Company and all shareholders generally.

Therefore, it is proposed that the General Meeting of Shareholders, in accordance with article 8 of the articles of the association of the Company, delegates to the Board of Directors the authority to acquire common shares in the capital of the Company, either through purchase on a stock exchange, through a public tender offer, offer for exchange or otherwise, up to a maximum number of shares equal to 10% of the Company’s issued common shares on April 14, 2017 at a purchase price per share, excluding expenses, not higher than 10% above or more than 10% below the average of the closing price of the common shares on the New York Stock Exchange and/or the Mercato Telematico Azionario for the five business days before the day on which the acquisition is made, for a period of 18 months from the date of the Annual General Meeting of Shareholders (April 14, 2017) and therefore up to and including October 13, 2018.

Item 8: Explanation of the proposal to demerge from the Company the interest to be held in Gruppo Editoriale L’Espresso S.p.A. (in exchange for the interest in Italiana Editrice S.p.A.) (discussion)

The Board of Directors is of the opinion that the investment in the media publishing business is no longer consistent with the business and strategic profile of the Company, which during the past years has been progressively focusing on the mass market automobile business (following the divestiture of several non-automotive businesses, the demerger of CNH Industrial N.V., the separation of Ferrari N.V., etc.). It is therefore envisaged to divest the interest held by the Company in Italiana Editrice S.p.A.

As part of the transaction to divest the interest in Italiana Editrice S.p.A., the Company shall contribute this interest to the capital of Gruppo Editoriale L’Espresso S.p.A. (“GELE”) (BIT: ES) against the issue of new shares by GELE to the Company (the “Share Exchange”), as further described in the press release of GELE dated February 27, 2017. It is expected that the Share Exchange shall be completed following the Annual General Meeting of Shareholders.

By virtue of the Demerger, the shares in GELE which the Company shall receive as part of the Share Exchange shall be transferred to InterimCo B.V. – a Dutch law company incorporated and wholly owned by Stichting FCA, a Dutch law foundation incorporated by the Company – with InterimCo B.V. issuing common shares and special voting shares in its capital to holders of the Company’s common shares and special voting shares, applying a 1:1 share exchange ratio (i.e. 1 InterimCo B.V. common share for each common share of the Company and 1 InterimCo B.V. special voting share for each special voting share of the Company respectively).

Following the Demerger, InterimCo B.V. shall be liquidated and as part thereof InterimCo B.V. shall by virtue of an ‘advance payment’ distribute to its holders of common shares the GELE shares, the proceeds of the GELE shares or a combination thereof. Further details shall be included in a circular and Q&A which shall be published on the Company’s website.

The Company and InterimCo B.V. shall file the Demerger Proposal, as referred to in Section 2:334f of the Dutch Civil Code, and the other documents required by law at the Dutch trade register. At the same time, they shall deposit the explanatory notes to the Demerger Proposal, as referred to in Section 2:334g of the Dutch Civil Code, and the other documents required by law at the offices of the Company and InterimCo B.V. In conformity with Section 334h paragraph 3 of the Dutch Civil Code, the Company and InterimCo B.V. shall announce the filing of the required documents pursuant to which announcement a one-month creditor opposition period shall commence. If it appears that there are creditors who oppose the Demerger Proposal, implementation of the proposed Demerger will be postponed until the opposition is withdrawn or the lifting of the opposition can be enforced. In accordance with the Demerger Proposal, effectuation of the demerger shall also be subject to completion of the Share Exchange.

For further details regarding the Demerger and subsequent liquidation of InterimCo B.V., please refer to the Demerger Proposal dated March 3, 2017 of the Company and InterimCo B.V. The Demerger Proposal is available on the website of the Company.

In connection with any outstanding compensation plans of FCA, the number of rights to acquire shares in FCA held by the beneficiaries under the such plans shall be equitably adjusted to compensate the beneficiaries for the financial consequences of the Demerger.

The Demerger will be voted upon as part of Item 9 of the agenda.

Item 9: Proposal to demerge from the Company the interest to be held in Gruppo Editoriale L’Espresso S.p.A. in accordance with the Demerger Proposal (voting)

Resolution in accordance with Section 2:334m of the Dutch Civil Code to effect the Demerger, subject to completion of the Share Exchange (voting).

Item 10: Close of meeting

The chairperson of the meeting will close the Annual General Meeting of Shareholders. Final greetings.

Fiat Chrysler Automobiles N.V., March 3, 2017.

WE ARE NOT ASKING FOR YOUR PROXY. THIS IS NOT A PROXY STATEMENT NOR A SOLICITATION OF PROXIES. THE COMMON SHARES AND SPECIAL VOTING SHARES OF FIAT CHRYSLER AUTOMOBILES N.V. ARE EXEMPT FROM THE PROXY RULES OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.